JCDecaux

03 MAR 31 AM 7:21



03050410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

82-34631

March 25, 2003

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached our press release of March 24, 2003 about the Pan-European outdoor media partnership with Masterfoods.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,



Patrick GOURDEAU
General Counsel

dlw 5/6

FILE 82-5247

JCDecaux

JCDecaux and Masterfoods announce Pan-European outdoor media partnership

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

24/03/2003 – JCDecaux and Masterfoods announced today that they have entered into a long-term pan-European outdoor advertising partnership.

The partnership involves JCDecaux's outdoor advertising network in 16 European countries and will run for an initial period of four years. It covers all three of Masterfoods' divisions encompassing its food, confectionery and petfood businesses. Major international brands included are Mars®, Twix®, Snickers®, Pedigree®, Sheba® and Whiskas®.

This partnership reflects both the growing importance of the outdoor medium and the trend toward pan-regional campaigns amongst major FMCG advertisers. It also confirms the attractive nature of JCDecaux's network of leading European cities.

"Commenting on the alliance, Angus McIntosh, Masterfoods European Media Manager said:

"Outdoor is increasingly important in our communication plans and JCDecaux is an obvious choice for a strategic partner within the poster industry, giving us access to high quality outdoor solutions across Europe."

Jean-Francois Decaux, co-CEO of JCDecaux, said:

"The alliance with Masterfoods, owner of some of the world's best known brands, is further acknowledgement of the central role of the outdoor advertising medium in any brand communications strategy. JCDecaux's street furniture, billboard and transport network allows advertisers to deliver a cohesive campaign across the whole of Europe".

The Poster buying specialist, Alban Group, under the direction of Keith Roberts, has been appointed to coordinate the partnership.

JCDecaux One Stop Shop is a division of:
JCDecaux Media Services Ltd – Summit House – 27 Sale Place – London W2 1YR – UK
Telephone +44 (0)20 7298 8000 – Fax +44 (0)20 7298 8111 – www.jcdecaux.com

FILE 82-5247

JCDecaux

Key Information on the Group

- 2002 revenues : €1578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

For further information, contact:

Press Relations
Raphaële Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investors Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

Financial Dynamics
Tim Spratt / Charles Palmer
Tel: +44 207 831 3113
charlie.palmer@fd.com

JCDecaux

03 MAR 31 AM 7:21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

March 27, 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached a copy of the presentation made to the analysts regarding our company's 2002 for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,



Patrick GOURDEAU
General Counsel

FILE 82-5247


JCDecaux
showcasing the world
2002 Annual Results
March 19, 2003
Vancouver, Canada

JCDecaux

showcasing the world

2002 Results

Jean-Charles DECAUX

Chairman of the Board & co-CEO

Notes

JCDecaux

showcasing the world

2002 highlights

- Strong organic growth, outperforming the market and competitors
- Margin enhancement
- Strong free cash flow generation
- Significant footprint expansion

Strong results in a challenging advertising environment

3

Notes


JCDecaux
showcasing the world
Strong performance in 2002
(in million €)
Revenues
2.2%
8.9%
1 578
1 543
1 417
2000
2001
2002
EBITDA
7.4%
405
(2.1)%
386
377
2000
2001
2002
Free cash flow
168
2000
2001
(23)
2002
(104)
4

Notes

JCDecaux

showcasing the world

Outperformance vs. key peers
Organic revenue growth

Organic Revenue Growth (2000-2002 CAGR)

JCDecaux vs key peers

JCDecaux	0.9%
Lamar	0.0%
Affichage Holding	(0.9)%
Viacom Outdoor	(3.2)%
CCU Outdoor	(4.8)%

JCDecaux vs European media

M6	1.8%
JCDecaux	0.9%
RTL	0.5%
Mediaset	0.0%
Publicis	(0.5)%
TF1	(2.0)%
Havas	(2.8)%
WPP	(4.5)%
ProSieben	(6.5)%
Granada	(8.1)%
Carlton	(9.0)%

Note Organic revenue growth. Advertising revenues only when companies also have non-advertising revenues
Source Press releases, annual reports, analyst research for Viacom outdoor estimates

Notes

JCDecaux

showcasing the world

Outperformance vs. key peers EBITDA growth

EBITDA Growth (2000-2002 CAGR)

JCDecaux vs key peers



2.5%
JCDecaux
Clear Channel Outdoor
(14.4)%
Viacom Outdoor
(11.7)%
Lamar
(2.8)%

6 Note: EBITDA growth pro forma acquisitions for US peers

Notes

JCDecaux

showcasing the world

 # 1 in European outdoor

European outdoor market

JCDecaux
30%

CCU
19%

Viacom
11%

Others
40%

1 ou 2

3 ou 4



Note based on 2001 net advertising revenues, adjusted for 2002 ownership, Affichage Holding revenues included in JCDecaux
Source Industry consensus, data harmonized between JCDecaux, Clear Channel and Viacom

Notes

JCDecaux

showcasing the world

Building strong US footprint



Seattle
Great Falls
Boston
Hartford
New-York
Philadelphia
Baltimore
Washington DC
Norfolk
Richmond
Raleigh-Durham
Charleston
Columbia
Greenville
Knoxville
Greensboro
Cincinnati
Indianapolis
Columbus
Pittsburgh
Cleveland
Detroit
Grand Rapids
Madison
Chicago
Des Moines
Omaha
Denver
Salt Lake City
Reno
Sacramento
San Francisco
San Jose
Santa Barbara
Burbank
Orange County
Los Angeles
Phoenix
Albuquerque
Oklahoma City
Dallas
Austin
San Antonio
Houston
Baton-Rouge
Lafayette
New Orleans
Corpus Christi
Harlingen
Tampa
Orlando
West Palm Beach
Miami



Airports



DMAs
with Malls



Street
Furniture

- Growing presence in 3 of top 5 markets
- 40% market share of top 20 DMAS in point of sale network (shopping malls)
- 47 airports, including JFK and La Guardia, delivering quality demographics

Delivering mass audience to advertisers

8

Notes

JCDecaux

showcasing the world

Maximizing Street Furniture coverage in the US

Chicago
3rd largest DMA in the US



Old Orchard Shopping Center
Hawthorn Shopping Center
Woodfield Mall
Lincolnwood Town Center
Oak Brook Shopping center
Fox Valley Shopping center
Orland Square
Louis Joliet Mall
River Oaks Center

A must-buy advertising proposition

- **Downtown Chicago**
  - Reaching 2.9 million people everyday
  - 4,000+ back-lit ad panels at best locations, including The Loop & North Michigan Avenue
- **Chicago DMA**
  - Reaching 5.6 million people everyday
  - Top-rated shopping malls, including Water Tower Place in downtown Chicago

Notes

JCDecaux

showcasing the world

Key positioning in Asia-Pacific

Bangkok, Thailand

Singapore

Osaka

Tokyo

Beijing

Shanghaï

Taïpei

Hong Kong

Macao

Bangkok

gapore

Seoul, Korea

Macao, China

Sydney, Australia

Notes

#1 in Street Furniture worldwide


OCH IST HIER
EIN STILLES
ORTCHEN.
2012 WIRD DAS
ANDERS SEIN.

Hamburg, Germany

Notes

JCDecaux

showcasing the world

Strong success ratio on tenders

Renewals

- Spain — Zaragoza, Gijón
- France — Tours, Grenoble, Quimper, Epernay, Aix-les-Bains, Arras

83% success on renewals in France

New contracts

- UK — Leicester
- Spain — Alicante, Mostoles, Cordoba
- Italy — Naples
- Norway — Oslo
- Canada — Vancouver
- US — Chicago (signed)
- Thaïland — Bangkok
- Korea — Seoul (taxis shelters)

85% success on all tenders worldwide in 2002

12 Note: Tender offers in which the Group participated in 2002

Notes

JCDecaux
showcasing the world

Street Furniture: strong organic growth and increased profitability

Organic growth (%) | EBITDA margin (%)



8.7%
5.3%
4.6%
4.3%
3.0%
Q1
Q2
Q3
Q4
Total
2002
40.5%
38.4%
2001
2002

13 Note: organic growth – excluding acquisitions /adjusted for currency

Notes

JCDecaux

showcasing the world

2002 Street Furniture success drivers

- **Strong organic growth**
  - Most developed footprint in Street Furniture
  - Ability to maintain pricing power through unique locations
- **Margin enhancement**
  - Cost reductions, without compromising quality of maintenance
  - Operating leverage
- **Disciplined capex policy**
  - Rigorous bidding selection and project assessment
  - Optimization of manufacturing process

14

Notes


#1 in Billboard in Europe
Paris (Porte Maillot), France

Notes

JCDecaux

showcasing the world

Billboard confirms return to positive growth



Organic growth (%)
4.4%
5.2%
3.5%
2.8%
Q1
Q2
Q3
Q4
Total
(3.5)%
2002
EBITDA margin (%)
12.5%
11.6%
2001
2002

Note organic growth = excluding acquisitions /adjusted for currency

Notes

JCDecaux

showcasing the world

Investment in estate drives return to growth

London 18m² scrolling back-lit panel	**Paris** 12m² scrolling back-lit panels
	

17

Notes

JCDecaux

showcasing the world

Successful Billboard turnaround

- **Established stronger Billboard network**
  - Successful integration of Avenir
  - Billboard upgrade program completed
- **Strengthened organic growth**
  - Sales & Marketing initiatives (One-Stop Shop, yield management, audience measurement)
  - Strong contribution from Central Europe (Gewista)

Significant market outperformance in France and UK

18

Notes


#1 in Airport worldwide
SAMSUNG
Roissy CDG Airport. France

Notes

JCDecaux

showcasing the world

Transport, challenging market conditions

Organic growth (%)

EBITDA margin (%)


2002
Q1
Q2
Q3
Q4
Total
(18.4)%
(14.0)%
(12.8)%
(8.1)%
(13.0)%
6.9%
3.3%
2001
2002

Note: organic growth = excluding acquisitions / adjusted for currency

Notes

JCDecaux

showcasing the world

Transport portfolio well positioned for a rebound

- **On-going renegotiation of contracts**
- **Reduced operating costs**
- **Sales & marketing initiatives**
  - Vodafone lounge at Heathrow
- **Continued focus on strategically important opportunities**
  - Los Angeles airport

Committed to Airport advertising for its targeted audience and long-term growth potential

21

Notes

JCDecaux

showcasing the world

Shaping tomorrow's success

Sound organic growth

- Most attractive outdoor footprint in Europe
- Product innovation
- Ability to win key contracts
- Sales & marketing expertise

Enhanced profitability

- Cost reductions
- Strong operating leverage
- Investment discipline

Downside protection & well positioned in case of market upturn

22

Notes

JCDecaux

showcasing the world

Key Financial Highlights

Gérard Degonse

Chief Financial Officer

Notes

JCDecaux

showcasing the world

P&L Statement

(in million €)

	2002	2001	% change
▶ Revenues	1,577.7	1,543.2	2.2%
▶ Operating costs	(1,172.4)	(1,165.9)	
▶ EBITDA	405.3	377.3	7.4%
▶ Depreciation	(194.1)	(176.2)	
▶ EBITA	211.2	201.1	5.0%
▶ Financial result	(36.7)	(53.1)	
▶ Exceptional result	(2.7)	(5.8)	
▶ Tax	(70.2)	(49.8)	
▶ Equity affiliates	5.6	7.1	
▶ GW Amortisation	(63.7)	(70.9)	
▶ Consolidated Net Income	43.5	28.6	52.1%
▶ Minorities	(17.5)	(18.4)	
▶ Net Income Group share	26.0	10.2	155.0%

24

Notes

JCDecaux

showcasing the world

Delivered on cost reduction program

(in million €)

▶ 2001 EBITDA	377.3
▲ Revenue increase 02/01	+ 34.5
▲ Cost increase 02/01	+ 6.5
▶ *Rents & fees*	*+ 2.2*
▶ *Acquis. & new development costs*	*+ 24.9*
▶ *Reduction in operating costs*	*- 20.6*
▶ 2002 EBITDA	405.3

Notes

JCDecaux

showcasing the world

Revenues/EBITDA breakdown by region

Revenues (% of Total) | EBITDA (% of Total)



Asia-Pacific
Americas
6%
UK
15%
36%
France
36%
Rest of Europe
UK
Rest of Europe
9%
46%
45%

26 Note: EBITDA breakdown by region excludes Asia-Pacific and Americas

Notes


JCDecaux
showcasing the world
Improved EBITDA margins in a difficult environment
40.5%
38.4%
40.5%
17.3%
11.6%
12.5%
9.0%
6.9%
3.3%
27.2%
24.4%
25.7%
SF
BB
TS
Group
2000
2001
2002
27

Notes

JCDecaux

showcasing the world

P&L Statement

(in million €)

	2002	2001	% change
► Revenues	1,577.7	1,543.2	2.2%
► Operating costs	(1,172.4)	(1,165.9)	
► EBITDA	405.3	377.3	7.4%
► Depreciation	(194.1)	(176.2)	
► EBITA	211.2	201.1	5.0%
► Financial result	(36.7)	(53.1)	
► Exceptional result	(2.7)	(5.8)	
► Tax	(70.2)	(49.8)	
► Equity affiliates	5.6	7.1	
► GW Amortisation	(63.7)	(70.9)	
► Consolidated Net Income	43.5	28.6	52.1%
► Minorities	(17.5)	(18.4)	
► Net Income Group share	26.0	10.2	155.0%

28

Notes

JCDecaux

showcasing the world

Cash Flow Statement

(in million €)

	2002	2001
▶ Funds from operations	300.3	235.5
▶ Change in operating WC	24.2	(6.0)
▶ **Operating cash flows**	**324.5**	**229.5**
▶ Capex (net)	(156.6)	(252.1)
▶ Financial investments (net)	(32.2)	(140.1)
▶ Dividends and others	(15.4)	(32.4)
▶ Share capital increase	0	679.8
▶ **Change in financial net debt**	**(120.3)**	**(484.7)**

29 Note : dividends paid out to minority interest

Notes


JCDecaux
showcasing the world
Significantly improved Free Cash Flow generation
(in million €)
2000 - 2002 evolution
168
2000
2001
(23)
2002
(104)
2001 - 2002 evolution
95.4
167.9
95.0
(22.6)
2001 free cash flow
Incremental Operating Cash Flows
Decrease in Capex
2002 free cash flow

Notes


JCDecaux
showcasing the world
Recurrent capex
as a % of Group revenues
6.0%
5.1%
4.4%
3.5%
1.9%
1.6%
1.6% 1.6%
1.6%
1.4% 1.4%
0.9%
2000
2001
2002
General
Maintenance
Renewal
General investments = software, building extensions, vehicules, etc.
Maintenance capex = spare parts
Renewal capex amount invested each year to renew revenues from contracts expiring during the year
31

Notes

JCDecaux

showcasing the world

Improved financial flexibility

(in million €)


Financial net debt
734
613
12/31/01
12/31/02

- **Ratios**
  - Net debt / EBITDA: 1.5 x
  - EBITDA / Net interest: 11.2 x
  - Net debt / Equity: 46.7 %
- **Ratings**
  - Moody's: "Baa2"
  - S & P: "BBB"
- **Cash and marketable securities €133 million**
- **Confirmed available credit lines €502 million**

32 Note EBITDA and net interests for the latest 12 months ; marketable securities net of bank overdrafts

Notes

JCDecaux

showcasing the world

Strategy and Outlook

Jean-François DECAUX

Co-Chief Executive Officer

Notes

JCDecaux

showcasing the world

Strategy on track

- **Continue to build the most attractive outdoor footprint in the world**
  - Bid on strategically important contracts (New York, London)
- **Participate in the consolidation of the European outdoor market**
- **Maximize profitability and long-term free cash flow generation**

The most profitable global outdoor pure-play company

34

Notes

JCDecaux

showcasing the world

Organic growth opportunities (2003-07)

Europe	▶ **Italy**	▲ Milan, Rome
	▶ **Greece**	▲ Athens
	▶ **United-Kingdom**	▲ London, Birmingham
	▶ **Netherlands**	▲ Rotterdam
Central Europe	▶ **Hungary**	▲ Budapest
	▶ **Poland**	▲ Varsaw
Americas	▶ **USA**	▲ New York
	▶ **Brazil**	▲ Sao Paulo
Asia	▶ **Taiwan**	▲ Taipei
	▶ **China**	▲ Beijing

35

Notes



JCDecaux
showcasing the world
2002 competitive landscape
(Outdoor revenues, in million €)
1,971
1,696(1)
1,578(2)
822
249(3)
214(4)
205
133
129(5)
100
89
Clear Channel
Viacom
JCDecaux
Lamar
DSM
Stroer
Affichage Holding
Metrobus
Maiden
AWK
Wall
Sources: Public company reports and JCDecaux Group estimates, with currency translations based on average exchange rates
(1) analyst estimates, as Viacom does not break down Viacom Outdoor's revenues between its radio and outdoor businesses
(2) this amount does not include any revenues from Affichage Holding, a Swiss company in which JCDecaux holds a stake
(3) & (5) 2001 revenues, 2002 revenues not available
(4) 2001 gross revenues, 2002 net revenues not available

Notes

JCDecaux

showcasing the world

JCDecaux, preferred European outdoor partner

- **Pan-European outdoor advertising coverage for Unilever**

"Posters are a powerful way of reaching mass audiences"

Keith Weed
Chairman
of Lever-Fabergé



New Dove
Moisturising
shampoo
Dove

The great outdoors

They may not be high-tech or cool, but posters are still a powerful way of reaching mass markets, says Keith Weed, chairman of Lever Fabergé

Interview of Keith Weed, Chairman of Lever-Fabergé
***Financial Times*, 9 July 2002**

Notes

JCDecaux

showcasing the world

2003 outlook

- **Q1 2003**
  - Positive organic growth for the Group
  - Slightly negative organic growth in Street Furniture
- **Full year 2003**
  - Around 2% organic growth in Street Furniture
  - Around 250 M€ capex in 2003

38

Notes



JCDecaux

showcasing the world

2002 Annual Results

March 19, 2003



Vancouver, Canada